SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           THISTLE GROUP HOLDINGS, CO.
            ---------------------------------------------------------
                            (Name of Subject Company)

                           THISTLE GROUP HOLDINGS, CO.
            ---------------------------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    88431E103
            ---------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Mr. John F. McGill, Jr.
                             Chief Executive Officer
                                6060 Ridge Avenue
                             Philadelphia, PA 19128
                                 (215) 483-2800
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             Samuel J. Malizia, Esq.
                            Felicia C. Battista, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                (202) 434 - 4660

                            CALULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION*: $12,500,000                 AMOUNT OF FILING FEE: $1,150
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $12.50 per share in cash.

[ ]      Check  the  box if any part of the fee is offset  as  provided  by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
         Amount Previously Paid:   __________.     Filing Party: __________.
         Form or Registration No.: __________.     Date Filed:   __________.

[ ]      Check  the  box   if  the  filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.      [X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

         This Amendment No. 3 ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO, dated May 7, 2002, as amended by Amendment No. 1 filed on May 10, 2002, and amended by Amendment No. 2 filed on May 22, 2002, relating to the issuer tender offer by Thistle Group Holdings, Co., a Pennsylvania corporation, to purchase up to 1,000,000 shares of its common stock, par value $.10 per share, including the associated preferred shares purchase rights issued pursuant to the Rights Agreement dated as of September 30, 1999 between Thistle Group Holdings, Co. and Registrar and Transfer Company, as rights agent. Thistle Group Holdings, Co. is offering to purchase these shares at a price not greater than $12.50 nor less than $11.50 per share to the seller in cash, without interest, as specified by shareholders tendering their shares. Thistle Group Holdings, Co. tender offer is made on the terms and subject to the conditions set forth in the Offer to Purchase for Cash (the "Offer"), dated May 7, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer and copies of which were attached to the Schedule TO dated May 7, 2002 as Exhibit (a)(1).

Item 4 - Terms of the transactions is hereby amended and supplemented as follows:

Item 4(a) - Section 1 - Number of Shares; Price; Priority of Purchase.

         The second paragraph under the caption "Proration" on pages 9 and 10 of the Offer is revised as follows:

         Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described under "-- - Procedures for Tendering Shares," and because of the odd lot procedures described above and the conditional tender procedures described under "-- - Conditional Tender Procedures," we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under our offer until five to seven business days after the expiration date. The preliminary results of any proration will be announced by press release after the expiration date. Shareholders may obtain preliminary proration information from the information agent and may be able to obtain this information from their brokers. If the proration results are available prior to seven business days, such results and/or payments will be completed prior to such designated time.

Item 7. Source and Amount of Funds or Other Consideration is hereby amended and supplemented as follows:

Item 7(b) - Under the caption "8 - Conditions of Our Offer," the disclosure on page 25 of the Offer, the fourth bullet point under the section "there has occurred any of the following" is revised as follows:

o any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment would affect, the extension of credit by banks or other lending institutions in the United States;

The last paragraph on page 25 is revised as follows:

         The conditions to our offer are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such condition and, where permissible, may be waived by us, in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination or judgment by us concerning the events described above will be final and binding on all parties. However, all conditions of the offer, other than those subject to applicable law, will be satisfied or waived on or before the expiration of the offer.

Item 11. Other Information is hereby amended and supplemented as follows:

         (b) Under the caption "11 - Information About Us - Incorporation By Reference" on page 31 of the Offer, is amended and revised as follows:

         The rules of the SEC allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.


              SEC FILINGS                       DATE FILED
              -----------                       ----------

        Quarterly  Report on Form 10-Q          May 7, 2002

        Annual  Report on Form 10-K             March 12,  2002

        Proxy  Statement  for 2002              March 12, 2002
        Annual Meeting of Stockholders

         You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents, by requesting them in writing or by telephone from us at 6060 Ridge Avenue, Philadelphia, Pennsylvania 19128-1696, telephone: (267) 385-2104. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. In addition, you can obtain copies of these documents from the SEC's website. Such documents may also be inspected at the locations described above.

Item 12.  Exhibits.

          (a) (1) Form of Offer to Purchase for Cash, dated May 7, 2002 and form
          of  Letter  of  Transmittal   (including   Certification  of  Taxpayer
          Identification Number on Form W-9).*

          (a) (2) Form of Notice of Guaranteed Delivery.*

          (a) (3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (a) (4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form).*

          (a) (5) Form of Letter to Shareholders of the Company, dated May 7, 2002 from John F. McGill, Jr., Chairman and Chief Executive Officer of the Company.*

          (a)  (6)   Form  of   Guidelines   for   Certification   of   Taxpayer
          Identification Number on Substitute Form W-9.*

          (a) (7) Press Releases issued by the Company, dated May 7, 2002 and May 10, 2002.*

          (b) Not applicable.

          (d) Not applicable.

          (g) Not applicable.

          (h) Not applicable.

______________
*        Previously filed.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2002                                THISTLE GROUP HOLDINGS, CO.



                                            /s/John F. McGill, Jr.
                                            ------------------------------------
                                            John F. McGill, Jr.
                                            Chairman and Chief Executive Officer